THE NOW CORPORATION

May 21, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: David Link; Dorrie Yale

Re:	The Now Corporation
Amendment No. 5 to Offering Statement on Form 1-A Filed April 30, 2025
Amendment No. 6 to Offering Statement on Form 1-A Filed May 14, 2025
File No. 024-12568

To Whom It May Concern:

The Now Corporation I, (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 14, 2025 regarding the Company’s Amendments No. 5 and No. 6 to its Offering Statement on Form 1-A filed on April 30, 2025 and May 14, 2025, respectively (the “Offering Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Additionally, please note that on May 21, 2025, the Company filed Amendment No. 7 to the Offering Statement to further address the comments of the Staff.

Amendments to Offering Statement on Form 1-A

Cover page

1.	We note your revisions made in response to comment 1. We note that your Offering Statement still refers to a minimum offering amount in numerous places including the cover page. However, we also note that you continue to state that funds will not be returned to investors if the minimum offering is not met, that proceeds will be used upon receipt, and that “funds will be immediately released to the Company once the minimum offering amount is raised.” Additionally, you indicate different amounts as the minimum offering amount in your offering statement. Please revise your offering statement as appropriate to reconcile your disclosures regarding whether there is a minimum offering amount, and to the extent applicable, such minimum offering amount.

Response: We have revised the Offering Statement to reconcile the disclosures regarding the minimum offering amount.

2.	We note that you have not revised your offering table on your cover page in response to comment 2. Please revise to clarify why your gross proceeds to the company are equal to your net proceeds for each of the minimum and maximum offering amounts when your disclosure indicates that you have offering expenses as noted in footnote 1.

Response: We have revised the net proceeds to reflect the offering expenses.

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Offering Circular Summary, page 4

3.	We note your response to comment 3. Please revise to indicate the current amounts outstanding and in default for each the Medican Note, the Eagle Oil Note, and the certain other outstanding convertible promissory notes you reference, and similarly, disclose such amounts elsewhere in your filing as appropriate.

Response: We have revised the Offering Statement to indicate the current amounts outstanding and in default for each the Medican Note, the Eagle Oil Note, and the other outstanding convertible promissory notes.

Risk Factors

Risk Factors Relating to the Company

We are in default under certain convertible notes. . ., page 53

4.	We note your revised disclosure in response to comment 5. As previously stated, please expand this risk factor to disclose the amount outstanding and in default for the Eagle Oil convertible note, and to also state the due date for the note and describe any material default penalties associated with the note. Also indicate the total amount due on the other certain convertible promissory notes that the company is in default under. Please revise, here or elsewhere as appropriate, to explain the significance of the transaction in the assignment of debt agreement between Green Stream Holdings Inc. and Medican Enterprises Inc., and the effect of such assignment on the note default status and default amounts.

Response: We have expanded the risk factor as requested.

Use of Proceeds, page 58

5.	We note your revised disclosure in response to comment 7. Please clarify whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations that you discuss on page 63. We note that your disclosure indicates that the minimum offering amount is equal to 25% of the total offering amount, but your disclosure also states that your minimum offering amount is only $25,000. Please revise your disclosures to reconcile. We note that you will be using proceeds of the offering for debt repayment. Please describe the material terms of the debt being repaid and if the debt to be repaid was incurred within one year, describe the use of the proceeds arising from such indebtedness. See Instruction 6 to Item 6 of Part II of Form 1-A.

Response: We have revised the Use of Proceeds as requested.

Dilution, page 60

6.	We note your revised table in response to prior comment 8. However, please remove both the “Key Changes to Dilution Table” section from page 60 and the prior dilution table from page 61.

Response: We have revised the Dilution section to remove the “Key Changes to Dilution Table” sections.

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Financial Statements for the Periods Ended December 31, 2024 & December 31, 2023

Notes to Unaudited Financial Statements

Note 7. Subsequent Events, page F-12

7.	We note your revised disclosures on pages 66 and 68 in response to prior comment 12. You disclose having used the acquisition method pursuant to ASC 805 in accounting for the acquisitions of 100% equity interests each in Green Rain Solar Inc. (Green Rain) and M Love Vintage Holdings Inc. (M Love). Please provide separate acquisition accounting analyses for Green Rain and M Love showing the allocation of purchase price to their respective identifiable assets and liabilities, and any goodwill acquired. We refer you to ASC 805-10-05-02, 805-10-25-15, and the disclosure example provided in ASC 805-10-55-41. For each balance sheet and income statement line item of your fiscal 2024 financial statements impacted by the consolidating of Green Rain and M Love financial statement amounts, please identify that line item and the specific Green Rain and M Love financial statement amounts included therein.

Response: We have revised the disclosures to provide separate acquisition accounting analyses for Green Rain and M Love, showing the allocation of the purchase price to their respective identifiable assets and liabilities, as well as any goodwill acquired. We have also identified the relevant line items and the specific Green Rain and M Love financial statement amounts included therein.

8.	We note that you have not responded to prior comment 13 relating to any requirement to provide separate historical Green Rain and M Love financial statements and related pro forma financial schedules pursuant to Part F/S(b)(7)(iii) and (iv) of Form 1- A. Please explain to us why you believe they are not required, or alternatively provide these financial statements and related pro forma schedules separately.

Response: The Company has completed updated significance testing based on its FY 2023 audited financial statements as the base year. The results are as follows:

•	Significance Test Results (FY 2023 base year):

Asset Test

•	Green Rain Solar – 1.37%
•	M Love Vintage – 1.66%
•	Combined – 3.03%

The 20% threshold is not exceeded.

Investment Test

•	Green Rain Solar – 0.0%
•	M Love Vintage – 0.0622%.
•	Combined – 0.0622%.

The individual subsidiary totals do not exceed the regulatory limit of 20% and the combined total remains below the 50% threshold, which is consistent with the requirements of Rule 8-04.

Income Test

•	Both Green Rain Solar and M Love Vintage lacked material revenue and had no positive pre-tax income in FY 2023
•	Accordingly, the income test is not applicable.

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Purchase Price Determination and Consideration Analysis:

Green Rain Solar Inc.:

On May 14, 2024, Green Stream Holdings Inc. filed a Form 8-K disclosing the sale of Green Rain Solar to VGTL, Inc. (VGTel) in exchange for the assumption of approximately $400,000 in liabilities. The Now Corporation was not a party to that transaction. Subsequently, VGTL entered into a separate agreement with The Now Corporation for the transfer of ownership of Green Rain Solar. Under this secondary agreement, The Now Corporation did not assume any of the outstanding liabilities nor provide any cash or equity consideration. The $400,000 in liabilities remained solely with VGTL. As such, the value of consideration transferred by The Now Corporation for Investment Test purposes is nominal, resulting in a significance percentage of 0.0%.

M Love Vintage Holdings Inc.:

The investment value for M Love Vintage Holdings Inc. was determined based on the fair value of the equity instruments issued and liabilities assumed by The Now Corporation in connection with the acquisition. This calculation yielded a significance of 0.0622% under the Investment Test.

Conclusion:

Both M Love Vintage and Green Rain Solar fall well below the 20% threshold individually under the Investment Test. Moreover, the aggregate investment significance of all acquisitions remains below the 50% threshold outlined in Rule 8-04 of Regulation S-X. Additionally, neither the Asset Test nor the Income Test thresholds are triggered.

Accordingly, separate historical financial statements for Green Rain Solar and M Love Vintage are not required. The Company respectfully submits that its current disclosures comply with the applicable requirements of Regulation S-X and Form 1-A.

General

9.	We note that you have filed a Form 8-K on 5/2/2025 which describes the sale of M Love Vintage Holdings Inc. to Arowana Media Holdings Inc. Please revise your Form 1-A to address the material terms of your sale of M Love Vintage Holdings Inc. to Arowana Media Holdings Inc. including the business reasons why you sold M Love Vintage Holdings Inc.

Response: We have revised the Offering Statement to include the material terms of the sale of M Love Vintage Holdings Inc. to Arowana Media Holdings Inc., as well as the business reasons why we sold M Love Vintage Holdings Inc.

We thank the Staff for its review of the foregoing and the Offering Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

THE NOW CORPORATION I

By:	/s/ Alfredo Papadakis
Name:	Alfredo Papadakis
Title:	Chief Executive Officer

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